UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

XIV-I INVEST 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12139

Delaware (State or other jurisdiction of incorporation or organization)	88-3069636 (I.R.S. Employer Identification No.)

5784 Lake Forrest Dr, Suite 209

Atlanta, GA 30328

Full mailing address of principal executive offices

(404) 585-4925
Registrant’s telephone number, including area code

XIV-I INVEST 1, LLC

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussions and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and results of operations together with the Company’s financial statements and the related notes.

Information and materials contained herein may contain forward-looking statements that are based on the expectations, estimates, projections and assumptions made by or on behalf of the issuer and the Manager. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “continues,” “remains,” “maintains,” and variations of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements may include, but are not limited to, projections of cash flows, loan repayment or deferment rates, interest rates, increases in financing costs, limits on liquidity, and bond redemptions. These statements are not guarantees of future performance or events and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, trends, and events may differ materially from what is forecast or assumed in forward-looking statements due to a variety of factors, including, without limitation each of the risk factors stated in this annual report for each respective issue, as well as changes in, but not limited to:

●	the Company’s ability to effectively deploy the proceeds raised in the offering;

●	the Company’s ability to attract and retain investors the investor portal on the investinxiv.com website;

●	risks associated with breaches of the Company’s data security;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our potential to attract or retain tenants;

●	increased interest rates and operating costs;

●	decreased rental rates or increased vacancy rates;

●	difficulties in identifying properties to complete, and consummating real estate acquisitions, developments, joint ventures, and dispositions;

●	failure of acquisitions to obtain anticipated results;

●	the ability to retain the executive officer or key personnel of the Manager;

●	the Manager’s ability to retain and hire competent employees and appropriately staff the Company’s operations;

●	the demand for affordable residential housing;

●	the general interest rate environment, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry project related loans;

●	projections of losses from loan defaults;

●	borrower behavior affecting loan repayment;

●	prepayment rates and credit spreads;

●	legislation regarding tax policies;

●	compliance with applicable local, state, and federal laws; and

●	changes to generally accepted accounting principles, or GAAP.

All forward-looking statements speak only as of the date of their publication or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the issuer, the Manager or any person acting on its behalf are qualified by the cautionary statements in this section. Neither the Company nor the Manager undertakes any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this annual report.

XIV-I Invest 1, LLC is a real estate company, newly-formed as a Delaware limited liability company on February 7, 2022. The Company primarily seeks to preserve and create financially-inclusive multi-family and single-family residential housing opportunities in the Atlanta, Georgia metropolitan statistical area, as well as other major metropolitan areas in the Southeastern United States, such as Charlotte, North Carolina and Jacksonville, Florida. The Company may also invest in other major metropolitan areas within the United States having populations above 580,000.

The Company intends to acquire and manage a portfolio of real estate assets as investments positioned in corridors of expected growth. The Company will target mixed-use and single-use projects, multi-family assets, single-family assets, and unimproved land for investment. The Company believes these asset classes are positioned for consistent growth and will address the need for more affordable and financially-inclusive housing in the United States.

The Manager plans to finance the Company’s acquisitions through equity financing, including equity capital raised through the Offering. In addition, the Manager has been engaged in developing the financial, offering, and other materials to begin offering the Membership Interests.

The Company is recently formed and has not yet generated revenue. The Manager is devoting its efforts to establishing the Company’s business and planned principal operations will commence at once the Minimum Offering Amount of $1,000,000.00 is raised. Due to start-up nature of the Company’s business, the reported financial information once the Company is capitalized and has assets or liabilities, may not be indicative of future operating results or operating conditions. Because of its structure, the Company is in large part reliant on the Manager grow its business.

There are a number of key factors that will potentially impact the Company’s operating results going forward, including the Company’s ability to obtain high quality properties at reasonable prices, supervise the renovation of those properties, and subsequently rent and/or sell the properties at premium rental income rates and/or sales prices. Another factor is the Manager’s ability to effectively market the Platform and the Offering to Investors. Finally, another factor is the ability to provide a useful Platform for Investors and maintain it effectively to provide the information and technology infrastructure to support the issuance of Membership Interests.

At the time of this filing, the Company has not commenced its operations of purchasing properties, is not capitalized, and has no assets or liabilities, and will not until such time as a closing has occurred.

Liquidity and Capital Resources

The Company expects to finance its business activities through capital contributions from Investors or financing provided to the Company through this Offering. The Manager may cover any deficits through additional capital contributions. At the time of this filing, only an Affiliate, MCE Poole Inc., d/b/a Dwelling Space Real Estate, wholly-owned by Monica Poole, has contributed $25,000.00 to the Company as an initial capital contribution, and has additionally provided approximately $100,000.00 for organization and Offering costs.

In the future, the Company may incur financial obligations related to loans made to the Company by the Manager, Affiliates of the Company, or third-party lenders.

Plan of Operations

The Company expects to recommence its Offering in Q3-2024. The Proceeds closed during the next twelve months will be used for the following purposes:

1.	Acquire real estate assets (mixed-use and single-use projects, multi-family assets, single-family assets, and unimproved land);

2.	Renovate acquired real estate assets;

3.	Rent real property assets to tenants using third-party property management group; and

4.	Sell the real property assets (at the Manager’s discretion).

Components of Results of Operations

Revenue/Net Loss from Operating Activities

As of this semiannual report, the Company is, and has been, solely focused on the initial formation of the Company, qualification of the Offering and capital formation process. During the six months ended June 30, 2024, the Company incurred a loss and used cash in operating activities of $21,353 and $21,308, respectively. During the six months ended June 30, 2023, the Company incurred a loss of $21,080. As of June 30, 2024, the Company has minimal cash and a Member’s deficit of $98,745. For the period of June 30, 2023, the Company had no cash and a Member’s deficit of $44,988.

General and Administrative Expenses

During the six months ended June 30, 2023 and during the six months ended June 30, 2023, the Company had total operating expenses (and general and administrative expenses) of $ 21,353 and $21,080 respectively. The Company incurred these costs for, legal expenses, audit expenses, transfer agent expenses, government authorized entity expenses, technology infrastructure expenses and other costs related to the Offering and capital formation process.

Liquidity and Capital Resources

As of the semiannual period ending June 30, 2024, the Company has assets in the form of cash in the amount of $35.00. During the six months ended June 30, 2023, the Company had assets in the form of cash in the amount of $170.00.

Item 2. Other Items

None.

Item 3. Financial Statements

XIV-I Invest 1, LLC

Balance Sheets (Unaudited)

As of June 30, 2024 and December 31, 2023

	2024 (Unaudited)	2023
ASSETS
Current Assets:
Cash	$35	$80
Total Current Assets	35	80

Total Assets	35	80

LIABILITIES AND MEMBER’S DEFICIT
Current Liabilities:
Related Party Payable	98,780	77,472
Total Current Liabilities	98,780	77,472

Total Liabilities	98,780	77,472

Members’ Deficit
Member’s Deficit	(98,745)	(77,392)
Total Member’s Deficit	(98,745)	(77,392)

Total Liabilities and Member’s Deficit	$35	$80

See accompanying notes to the financial statements.

XIV-I Invest 1, LLC

Statements of Operations

For Six Months Ended June 30, 2024 and 2023

	2024 (Unaudited)	2023 (Unaudited)

REVENUE	$—	$—

Operating Expenses
General and administrative expenses	21,353	21,080
Total Operating Expense	21,353	21,080

LOSS FROM OPERATIONS	(21,353)	(21,080)

NET LOSS	$(21,353)	$(21,080)

See accompanying notes to the financial statements.

XIV-I Invest 1, LLC

Statement of Members Deficit

For Six Months Ended June 30, 2024 and 2023

Six Months Ended June 30, 2024 (Unaudited)

	Class A Interests	Class A Dollars	Class B Interests Issued	Class B Dollars	Accumulated Deficit	Members’ Deficit
Balance as of December 31, 2023	—	$—	1,000	$25,000	$(102,392)	$(77,392)
Net loss	—	—	—	—	(21,353)	(21,353)
Balance as of June 30, 2024	—	$—	1,000	$25,000	$(123,745)	$(98,745)

Six Months Ended June 30, 2023 (Unaudited)

	Class A Interests	Class A Dollars	Class B Interests Issued	Class B Dollars	Accumulated Deficit	Members’ Deficit
Balance as of December 31, 2022	—	—	1,000	25,000	(48,908)	(23,908)
Net loss	—	—	—	—	(21,080)	(21,080)
Balance as of June 30, 2023	—	$—	1,000	$25,000	$(69,988)	$(44,988)

See accompanying notes to the financial statements.

XIV-I Invest 1, LLC

Statements of Cash Flows

For Six Months Ended June 30, 2024 and 2023

	2024 (Unaudited)	2023 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,353)	$(21,080)
Net cash used in operating activities	(21,353)	(21,080)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in advance from related party	21,308	21,250
Net cash provided by financing activities	21,308	21,250

Net change in cash	(45)	170

Cash at beginning of the period	80	—
Cash at end of the period	$35	$170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$—	$—
Cash paid during the year for income taxes	$—	$—

See accompanying notes to the financial statements.

XIV-I Invest 1, LLC

Notes to the Unaudited Financial Statements

For the Six Months Ended June 30, 2024 and 2023

Note A – Nature of Business and Organization

XIV-I Invest 1, LLC (the “Company”) is a Delaware Limited Liability Company formed on February 7, 2022 under the laws of Delaware. The Company was formed to acquire, manage, develop, rehabilitate, preserve, or create an impact real estate investment portfolio consisting of: for lease multifamily, for sale single family, and land serving such uses.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. As of June 30, 2024 and December 31, 2023, the Company does not hold any cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Delaware and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with generally US GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of June 30, 2024 and December 31, 2023. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2023 and 2024 tax year will be open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

XIV-I Invest 1, LLC

Notes to the Unaudited Financial Statements

For the Six Months Ended June 30, 2024 and 2023 (continued)

Note C – Going Concern

During the six months ended June 30, 2024, the Company incurred a loss and used cash in operating activities of $21,353. As of June 30, 2024, the Company has minimal cash and a member’s deficit of $98,745. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. Since inception, the Company has been funded with advances from a related party and the issuance of Class B equity interests. The Company has estimated it will need to raise $1 million in order to implement its business plan. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Member’s Deficit

Class A Interests

The Company has authorized interests of seven million five hundred thousand (7,500,000) Class A interests each representing an original capital contribution of ten dollars ($10.00) per share for an aggregate of seventy-five million dollars ($75,000,000). Capital Contributions shall be payable in accordance with the written subscription agreement between the Company and the Class A Members. The aggregate equity of the Class A interests is eighty-five percent (85%) of the Company, which shall not be reduced under any circumstances without the consent of a majority interest of the Class A Members. As of June 30, 2024 and December 31, 2023, no Class A interests were issued and outstanding.

Class B Interests

The Company has authorized interests of one thousand (1,000) Class B interests each requiring a capital contribution of Twenty-Five Dollars ($25.00) for twenty-five thousand dollars ($25,000) in the aggregate, which could be paid by the payment of expenses associated with the formation of the Company and the offering of the Class A interests. If fully issued, the Class B interests represent fifteen percent (15%) of the aggregate profits, losses and tax credits or other tax items in the Company. Amounts advanced by the Class B Member or an affiliate thereof for the benefit of the Company in excess of twenty-Five Thousand Dollars ($25,000) shall be reimbursable by the Company.

During the period ended December 31, 2022, the Company authorized the issuance of 1,000 interests as consideration for formation expenses paid on behalf of the Company. As of June 30, 2024 and December 31, 2023, there were 1,000 issued and outstanding Class B interests.

Note E – Related Parties

As of June 30, 2024 and December 31, 2023, the Company owed approximately $98,780 and $77,472, respectively, to a related party who advanced the Company working capital for formation expenses.

XIV-I Invest 1, LLC

Notes to the Unaudited Financial Statements

For the Six Months Ended June 30, 2024 and 2023 (continued)

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. The Company is not currently subject to any such matters.

Note G – Subsequent Events

Management has assessed subsequent events through September 23, 2024, the date on which the financial statements were available to be issued. There have been no events requiring adjustment or disclosure to the financial statements.

Item 4. Exhibits

Exhibit 2*	Certificate of Formation (Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 27, 2023).
Exhibit 3*	Operating Agreement (Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 27, 2023).*
Exhibit 4*	Revised Subscription Agreement (Incorporated by reference to the Company’s Form 1-A Post Effective Amendment filed with the SEC on July 25, 2023).*
Exhibit 8*	Amended and Restated Escrow Agreement (Incorporated by reference to the Company’s Form 1-SA filed with the SEC on September 27, 2023
Exhibit 11*	Written Expert Consent Letter of Accountant (Incorporated by reference to the Company’s Form 1-A Post Effective Amendment filed with the SEC on August 5, 2024).
Exhibit 12*	Opinion Re Legality of the Securities (Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 27, 2023.)

*     Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer Company Legal Name and Address:

XIV-I Invest 1, LLC

5784 Lake Forrest Drive, Suite 209

Atlanta, Georgia 30328

/s/ Monica Poole
Monica Poole
Manager of the Manager, XIV-I MANAGER, LLC
Date: September 27, 2024
Location: Atlanta, Georgia

Pursuant to the requirements of Regulation A, this report has been signed below by the following Manager of the Company in the capacity and on the date indicated:

XIV-I MANAGER LLC

By its Manager (serving in the capacity of Principal Financial Officer, Principal Accounting Officer and Principal Executive Officer of the Issuer)

/s/ Monica Poole
Monica Poole
Date: September 27, 2024
Location: Atlanta, Georgia